Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 15
DATED SEPTEMBER 12, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 15 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014, Supplement No. 6 dated May 19, 2014, Supplement No. 7 dated May 30, 2014, Supplement No. 8 dated July 2, 2014, Supplement No. 9 dated July 17, 2014, Supplement No. 10 dated August 1, 2014, Supplement No. 11 dated August 5, 2014, Supplement No. 12 dated August 8, 2014, Supplement No. 13 dated August 18, 2014 and Supplement No. 14 dated September 3, 2014. Unless otherwise defined in this Supplement No. 15, capitalized terms used herein have the same meanings as set forth in the prospectus.

Prior Performance of IREIC Affiliates

The following disclosure supersedes and replaces the corresponding disclosure in the section of Supplement No. 8 captioned “Prior Performance of IREIC Affiliates,” which begins on page S-7 and ends on page S-9.

During the ten year period ended June 30, 2014, IREIC and its affiliates sponsored three other REITs and 143 real estate exchange private placement programs, which altogether have raised more than $18.3 billion from over 344,000 investors in offerings for which Inland Securities has served as dealer manager. During that period, RPAI, Inland American and Inland Diversified raised approximately $16.2 billion from over 339,000 investors. These REITs have investment objectives similar to ours in that they seek to invest in real estate that produces both current income and long-term capital appreciation for stockholders. The monies raised by these IREIC-sponsored REITs, as well as IRC and IRRETI, two additional REITs sponsored by IREIC prior to this ten year period, represent approximately 95% of the aggregate amount raised in offerings for which Inland Securities has served as dealer manager, approximately 99% of the aggregate number of investors, approximately 95% of properties purchased and approximately 93% of the aggregate cost of the properties purchased by the prior programs sponsored by IREIC and its affiliates.

We pay fees to, and reimburse expenses incurred by, Inland Securities and our Business Manager, Real Estate Manager, TIREG and their affiliates, as described in more detail in the section of this prospectus captioned “Prospectus Summary — Compensation Payable to Affiliates of IREIC.” The other five REITs previously sponsored by IREIC have similarly compensated IREIC and each of their respective business managers, Real Estate Manager and affiliates.

The following discussion and the Prior Performance Tables, included in the prospectus as Appendix A, provide information on the prior performance of the real estate programs sponsored by IREIC. Past performance is not necessarily indicative of future performance.

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Summary Information

The following table provides aggregate summarized information concerning public prior programs sponsored by IREIC or its affiliates for the ten year period ending June 30, 2014, and is qualified in its entirety by reference to the introductory discussion above and the detailed information appearing in the Prior Performance Tables in Appendix A. The information set forth in this table, and in the narrative that follows, represents capital raised by these prior programs only through offerings for which Inland Securities has served as dealer manager and, where noted, through their respective distribution reinvestment plans.

All narrative information regarding the REITs previously sponsored by IREIC has been taken from, or derived from, the public filings by these entities. Information regarding the other IREIC-sponsored REITs may have been prepared using a methodology different from the methodology we used when compiling data regarding the prior performance of other programs sponsored by our sponsor. Specifically, RPAI and Inland American, although previously sponsored by IREIC, are no longer managed by affiliates of our Business Manager. Neither Inland American nor RPAI or their respective directors, officers, agents or employees are issuers of the shares described herein or had responsibility for the creation or contents of this prospectus. Neither Inland American nor RPAI or their respective directors, officers, agents or employees make any representation or warranty as to the accuracy, adequacy or completeness of any of the following information, including any financial information.

WE ARE NOT, BY INCLUDING THIS TABLE, IMPLYING THAT WE WILL HAVE RESULTS COMPARABLE TO THOSE REFLECTED IN THE TABLE BECAUSE OUR YIELD ON INVESTMENTS, CASH AVAILABLE FOR DISTRIBUTION AND OTHER FACTORS MAY BE SUBSTANTIALLY DIFFERENT. ACQUIRING OUR SHARES WILL NOT GIVE YOU ANY INTEREST IN ANY PRIOR PROGRAM.

	Retail Properties of America, Inc. as of June 30, 2014 (1)	Inland American Real Estate Trust, Inc. as of June 30, 2014	Inland Diversified Real Estate Trust, Inc. as of March 31, 2014 (2)
Number of programs sponsored	1	1	1
Number of public primary offerings	2	2	1
Approx. aggregate amount raised from investors (3)	**	***	$1,188,170,000
Approximate aggregate number of investors	**	***	27,620
Number of properties purchased	**	***	144
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	Retail Properties of America, Inc. as of June 30, 2014 (1)	Inland American Real Estate Trust, Inc. as of June 30, 2014	Inland Diversified Real Estate Trust, Inc. as of March 31, 2014 (2)
Approximate aggregate cost of properties	**	***	2,328,710,000
Percentage of properties (based on cost) that were:
Commercial—
Retail	**	***	78%
Single-user net lease	**	***	14%
Nursing homes	**	***	0%
Offices	**	***	4%
Industrial	**	***	2%
Health clubs	**	***	0%
Mini-storage	**	***	0%
Multifamily residential	**	***	2%
Student housing	**	***	0%
Lodging	**	***	0%
Total commercial	100%	100%	100%
Land	0%	0%	0%

Percentage of properties (based on cost) that were:
Newly constructed (within a year of acquisition)	**	***	23%
Existing construction	**	***	77%

Number of properties sold in whole or in part (includes held for sale)	**	***	84

Number of properties exchanged	**	***	0

**	This information related to RPAI cannot be obtained from, or derived from, the public filings by RPAI.
***	This information related to Inland American cannot be obtained from, or derived from, the public filings by Inland American.
(1)	With respect to RPAI, the table provides summary information from the entity’s inception in 2003. However, any information relating to RPAI’s offerings reflects only those public offerings in which Inland Securities served as dealer manager, plus the issuance of shares under RPAI’s distribution reinvestment program, which was terminated upon the listing of its Class A Common Stock on the NYSE. This table does not include any information regarding the offer and sale of 31,800,000 shares of RPAI’s Class A Common Stock completed in April 2012. See “– Publicly Registered REITs – Retail Properties of America, Inc.” for additional information regarding this offering.
(2)	On July 1, 2014, Inland Diversified merged with and into a subsidiary of Kite Realty Group Trust and ceased filing reports under the Exchange Act.
(3)	Includes proceeds from the issuance of shares under each program’s distribution reinvestment plan.

During the three years ended June 30, 2014: (i) RPAI purchased 10 properties and (ii) Inland American purchased 60 properties. During the three years ended March 31, 2014, Inland Diversified purchased 111 properties. Upon written request, you may obtain, without charge, a copy of the most recent Form 10-K annual report filed with the Securities and Exchange Commission by any of these REITs within the last twenty-four months. We will provide exhibits to each such Form 10-K upon payment of a reasonable fee for copying and mailing expenses.

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Publicly Registered REITs

The following paragraph supersedes and replaces the corresponding paragraphs in the section of Supplement No. 8 captioned “Prior Performance of IREIC Affiliates - Publicly Registered REITs,” which is on page S-9.

The information set forth below regarding RPAI and Inland American is derived from the reports filed by these entities with the Securities and Exchange Commission under the Exchange Act, including without limitation any Current Reports on Form 8-K and the Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed by RPAI on August 5, 2014, referred to herein as the “RPAI 10-Q”, the Quarterly Report on Form  10-Q for the period ended March 31, 2014 filed by Inland Diversified on May 15, 2014, referred to herein as the “Diversified 10-Q” and the Quarterly Report on Form 10-Q for the period ended June 30, 2014 filed by Inland American on August 14, 2014, referred to herein as the “American 10-Q.”

The following two paragraphs supersede and replace the corresponding paragraphs in the section of Supplement No. 8 captioned “Prior Performance of IREIC Affiliates - Publicly Registered REITs - Retail Properties of America, Inc., or RPAI,” on page S-9.

Retail Properties of America, Inc., or RPAI, is a self-administered REIT initially formed in March 2003. Prior to March 2012, RPAI was named Inland Western Retail Real Estate Trust, Inc. RPAI owns and operates shopping centers as well as office and industrial properties. As of June 30, 2014, RPAI owned 224 retail operating properties with approximately 31.8 million square feet of gross leasable area. In addition to its retail operating portfolio, as of June 30, 2014, RPAI held interests in eight office properties, one industrial property and three retail properties under development. According to RPAI’s 10-Q, for the quarter ended June 30, 2014, RPAI sold two multi-tenant retail operating properties for combined consideration of approximately $71.6 million, resulting in net proceeds of approximately $69.3 million. See also “Appendix A – Table V” for additional information regarding RPAI’s sales.

On March 7, 2013, RPAI established an at-the-market equity program under which it may sell shares of its Class A common stock, having an aggregate offering price of up to $200 million, from time to time. As of June 30, 2014, RPAI had issued an aggregate of approximately 5.5 million shares of its common stock, generating net proceeds of approximately $83.5 million, comprised of approximately $84.8 million in gross proceeds, offset by approximately $1.3 million in commissions and fees. RPAI disclosed in the RPAI 10-Q that it did not sell any shares under its at-the-market equity program during the six months ended June 30, 2014.

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The following two paragraphs supersede and replace the corresponding paragraphs in the section of Supplement No. 8 captioned “Prior Performance of IREIC Affiliates - Publicly Registered REITs - Inland American Real Estate Trust, Inc., or Inland American,” which is on page S-10.

Inland American Real Estate Trust, Inc., or Inland American, is a self-administered REIT formed in October 2004. Inland American historically focused on acquiring and managing a diversified portfolio of commercial real estate, including primarily retail, lodging and student housing properties in the United States. As stated in Inland American’s 10-Q, as of June 30, 2014, Inland American’s portfolio was comprised of 268 properties representing 16.6 million square feet of retail space, 19,927 hotel rooms, 8,313 student housing beds and 7.9 million square feet of non-core space, which consists primarily of office and industrial properties. Inland American acquired three properties during the six months ended June 30, 2014, which were funded with available cash, disposition proceeds, mortgage indebtedness, and the proceeds from the distribution reinvestment plan. Inland American invested net cash of approximately $194.9 million for these acquisitions. For the six months ended June 30, 2014, Inland American sold 237 properties, consisting of 223 net lease assets (which include 182 bank branches, 24 industrial, 5 offices, and 12 single and multi-tenant retail assets) as well as four non-core, nine retail, and one lodging asset, generating net sales proceeds of $670.3 million.

Investor Update. Inland American adopted a share repurchase program, which became effective August 31, 2005 and was suspended as of March 30, 2009. Inland American later adopted an Amended and Restated Share Repurchase Program, which was effective from April 11, 2011 through January 31, 2012. Inland American subsequently adopted a Second Amended and Restated Share Repurchase Program (the “Second Amended Program”), which became effective February 1, 2012 and was suspended as of February 28, 2014. On August 12, 2014, Inland American announced that, in connection with the possibility of a potential spin-off of Xenia Hotels & Resorts, Inc. announced on August 11, 2014, as discussed below, Inland American’s board of directors voted to suspend the company’s distribution reinvestment plan until further notice. Further, while Inland American’s board of directors previously expected to be in a position to reinstate the Second Amended Program later this year, in light of recent developments related to the potential spin-off of Xenia Hotels & Resorts, Inc., Inland American further announced that the Second Amended Program will remain suspended. As discussed below, in the second quarter 2014, Inland American repurchased approximately $395 million of its shares of common stock at a price equal to $6.50 per share pursuant to a modified Dutch tender offer.

The following disclosure supersedes and replaces the corresponding disclosure in the section of Supplement No. 8 captioned “Prior Performance of IREIC Affiliates - Liquidity of Prior Programs,” which begins on page S-11 and ends on page S-14.

Liquidity of Prior Programs

While engaged in a public offering of its common stock, each of the five REITs previously sponsored by IREIC disclosed in its prospectus the time at which it anticipated its board would consider listing, liquidating or selling its assets individually. The following summary sets forth both the dates on which these REITs anticipated considering a liquidity event and the dates on which the liquidity events occurred, if ever.

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•	Inland Real Estate Corporation. IRC stated that the company anticipated that, by 1999, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange. On July 1, 2000, IRC became a self-administered REIT by acquiring, through merger, Inland Real Estate Advisory Services, Inc., its advisor, and Inland Commercial Property Management, Inc., its property manager. As a result of the merger, IREIC, the sole stockholder of the advisor, and The Inland Property Management Group, Inc., the sole stockholder of the property manager, received an aggregate of approximately 6.2 million shares of IRC’s common stock valued at $11.00 per share, or approximately 10% of its common stock at the time of the transaction. The board evaluated market conditions each year thereafter. IRC listed its shares on the NYSE and began trading on June 9, 2004 at a price equal to $11.95 per share. On September 8, 2014, the closing price of the IRC common stock on the NYSE was $10.40 per share.

•	Inland Retail Real Estate Trust, Inc. IRRETI stated that the company anticipated that, by February 2004, its directors would determine whether to apply to have shares of its common stock listed for trading on a national stock exchange. On December 29, 2004, IRRETI became a self-administered REIT by acquiring, through merger, Inland Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southern Management Corp., Inland Mid-Atlantic Management Corp., and Inland Southeast Property Management Corp., its property managers. As a result of the merger, IRRETI issued to our sponsor, IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 19.7 million shares of IRRETI’s common stock, valued at $10.00 per share for purposes of the merger agreement, or approximately 7.9% of its common stock. The board of directors of IRRETI thereafter considered market conditions and chose not to list its common stock. IRRETI instead consummated a liquidity event by merging with Developers Diversified Realty Corporation, a NYSE-listed REIT, on February 27, 2007. IRRETI’s stockholders received, for each share of common stock held, $12.50 in cash and $1.50 in common shares of DDR, which equated to a 0.021569 common share of DDR.
•	Retail Properties of America, Inc. RPAI stated that the company anticipated that, by September 2008, its directors would determine whether to apply to have the shares of its common stock listed for trading on a national stock exchange, or whether to commence subsequent offerings of its common stock. On November 15, 2007, RPAI became a self-administered REIT by acquiring, through merger, Inland Western Retail Real Estate Advisory Services, Inc., its business manager and advisor, and Inland Southwest Management Corp., Inland Northwest Management Corp., and Inland Western Management Corp., its property managers. As a result of the merger, RPAI issued to IREIC, the sole stockholder of the business manager and advisor, and the stockholders of the property managers, an aggregate of approximately 15 million shares of RPAI’s common stock, valued at $25.00 per share for purposes of the merger agreement. In December 2010, 9 million shares of common stock were transferred back to RPAI from shares of common stock issued to the owners of certain of the entities that were acquired in the merger. During the second quarter of 2012, RPAI terminated its investment advisor agreement with an affiliate of The Inland Group. As of November 6, 2012, RPAI terminated the following agreements with The Inland Group and its affiliates: loan servicing; mortgage financing services; communications services; institutional investor relationships services; insurance and risk management services; property tax services;
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computer services; and personnel services. On August 2, 2012, RPAI executed a lease for new office space. RPAI relocated its corporate headquarters during the fourth quarter of 2012. RPAI announced that it completed a public offering of 36,750,000 shares of Class A Common Stock at $8.00 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $3.20 per share of its common stock) on April 5, 2012. This public offering generated gross proceeds of approximately $292.6 million, or approximately $272.1 million net of the underwriting discount. Also on April 5, 2012, RPAI’s Class A Common Stock began trading on the NYSE under the symbol “RPAI.” On September 8, 2014, the closing price of the RPAI Class A Common Stock on the NYSE was $16.02 per share (which, without giving effect to the reverse stock split or stock dividend, is equivalent to $6.41 per share).

•	Inland American Real Estate Trust, Inc. In the prospectuses used in each of its “best efforts” offerings, Inland American disclosed to its investors that its board would determine when, and if, to apply to have its shares of common stock listed for trading on a national securities exchange, subject to satisfying existing listing requirements, and that its board did not anticipate evaluating a listing on a national securities exchange until at least 2010. On March 12, 2014, Inland American entered into a series of agreements and amendments to existing agreements with affiliates of The Inland Group pursuant to which Inland American has begun the process of becoming entirely self-managed (collectively, the “Self-Management Transactions”). Inland American disclosed that it did not pay an internalization fee or self-management fee to the Inland Group in connection with the Self-Management Transactions.

Since Inland American’s inception in 2004, under the supervision of its board of directors, Inland American’s external business manager has been responsible for managing Inland American’s day-to-day operations and Inland American’s external property managers have been responsible for managing the day-to-day property management operations of Inland American’s industrial, office and retail properties. On March 12, 2014, Inland American agreed with its business manager to terminate its business management agreement, hired all of its business manager’s employees, and acquired the assets necessary to conduct the functions previously performed by its business manager. As a result, Inland American now directly employs its executive officers and the other former employees of the business manager and will no longer pay a fee or reimburse expenses to its business manager. As the first step in taking over management of all of its real estate assets (except its lodging properties, which are managed by third parties), Inland American hired certain employees from its property managers; assumed responsibility for performing significant property management activities for its industrial, office and retail properties, including property-level accounting, lease administration, leasing, marketing and construction functions; and amended its property management agreements to reduce its property management fees as a result of its assumption of such responsibilities. As the second step, on December 31, 2014, Inland American expects to take over the remaining property management functions performed by the property managers, terminate its property management agreements, hire the remaining property manager employees and acquire the assets necessary to conduct the remaining functions performed by the property managers. As a consequence, beginning January 1, 2015, Inland American expects to become fully self-managed. Inland American has disclosed that it expects that becoming self-managed will positively impact its net income and funds from operations. Inland American also disclosed that it cannot, however, estimate the impact due to uncertainties regarding the anticipated transition-related expenses, including the

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terms and conditions of employment arrangements with persons Inland American is hiring from its business manager and property managers, as well as other infrastructure and information technology costs associated with becoming self-managed.

On May 1, 2014, Inland American announced that it has accepted for purchase in its tender offer, 60,665,233 shares of its common stock at a purchase price (without brokerage commissions) of $6.50 per share for an aggregate cost of approximately $394.3 million, excluding fees and expenses relating to the offer and paid by Inland American. As of June 30, 2014, the final number of shares repurchased, allowing for corrections, was 60,761,166 for a final aggregate cost of $394.9 million.

On August 11, 2014, Xenia Hotels and Resorts, Inc. ("Xenia"), a wholly-owned subsidiary of Inland American, formerly known as Inland American Lodging Group, Inc., filed a preliminary registration statement on Form 10 ("Form 10") with the SEC related to its potential Spin-Off into a new, publicly-traded lodging REIT (the "Spin-Off"). If the proposed Spin-Off is consummated, Xenia would become a self-managed REIT and apply to list its shares of common stock on the New York Stock Exchange. The Spin-Off is subject to the satisfaction of several conditions, including that the SEC shall have declared effective Xenia's Form 10, Xenia’s common stock shall have been authorized for listing by the New York Stock Exchange and Inland American's board of directors determining, at the time of the effectiveness of the Spin-Off, that the Spin-Off remains in Inland American's best interest.

•	Inland Diversified Real Estate Trust, Inc. On February 9, 2014, Inland Diversified entered into an agreement and plan of merger (the “Merger Agreement”) with Kite Realty Group Trust, a publicly traded (NYSE: KRG) Maryland real estate investment trust (“Kite”), and KRG Magellan, LLC, a Maryland limited liability company and a direct wholly owned subsidiary of Kite (“Merger Sub”). The Merger Agreement provides for, upon the terms and conditions of the Merger Agreement, the merger of Inland Diversified with and into Merger Sub, with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Kite (the “Merger”). As a result of the Merger, each share of Inland Diversified’s common stock was converted into the right to receive 1.707 newly issued shares of Kite common stock. Based on a closing price of $6.40 per share of Kite’s common stock on July 2, 2014, the Inland Diversified shares of common stock were valued at approximately $10.92 per share. On August 11, 2014, Kite effectuated a one-for-four reverse stock split of its existing common stock. On September 8, 2014, the closing price of Kite’s common stock on the NYSE was $26.34 per share (which, without giving effect to the reverse stock split, is equivalent to approximately $6.59 per share).
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MANAGEMENT

On September 12, 2014, our board voted to increase the size of our board of directors from five to seven members and appointed Bernard J. Michael and Mitchell A. Sabshon to fill the two vacancies created thereby. Neither Mr. Michael nor Mr. Sabshon has been, or as of the date of this supplement, is expected to be, named to serve on any committee of our board of directors.

The following supersedes the disclosure contained in the first paragraph of the section of the prospectus captioned “Management – Board of Directors” on page 85 of the prospectus and other related disclosures throughout the prospectus.

We operate under the direction of our board of directors, which is responsible for managing and controlling our business. The board has retained IREIT Business Manager & Advisor, Inc. to serve as our Business Manager and to manage our day-to-day operations. Our charter and bylaws provide that the number of our directors may be established by a majority of the entire board of directors but may not be more than eleven. We have seven members on our board of directors. The charter further provides that at, or prior to, the commencement of this offering, the majority of our directors must be “independent,” except for a period of up to sixty days after the death, removal or resignation of an independent director, pending the election of that independent director’s successor. For purposes of our charter, an “independent director” is a director who is not, and within the last two years has not been, directly or indirectly associated with IREIC or the Business Manager by virtue of: (1) an ownership of an interest in IREIC, the Business Manager or any of their affiliates; (2) employment by IREIC, the Business Manager or any of their affiliates; (3) service as an officer or director of IREIC, the Business Manager or any of their affiliates; (4) performance of services, other than as a director, for us; (5) service as a director or trustee of more than three REITs sponsored by IREIC or managed by the Business Manager; or (6) a material business or professional relationship with IREIC, the Business Manager or any of their affiliates. For purposes of determining whether or not the business or professional relationship is material, the aggregate gross revenue derived by the independent director from us, IREIC, the Business Manager and their affiliates will be deemed material per se if it exceeds 5% of the independent director’s: (a) annual gross revenue, derived from all sources, during either of the prior two years; or (b) net worth, on a fair market value basis during the prior two years.

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The following supplements the disclosures contained in the section of the prospectus captioned “Management – Our Directors and Executive Officers” which begins on page 86 of the prospectus.

The following table sets forth information with respect to our directors and executive officers.

Name	Age*	Position
Daniel L. Goodwin	70	Director and Chairman of the Board
Lee A. Daniels	71	Independent Director
Stephen Davis	56	Independent Director
Gwen Henry	73	Independent Director
Bernard J. Michael	54	Independent Director
Mitchell A. Sabshon	61	Director and Chief Executive Officer
JoAnn M. McGuinness	39	Director, President and Chief Operating Officer
Catherine L. Lynch	55	Chief Financial Officer
Roberta S. Matlin	69	Vice President
David Z. Lichterman	53	Vice President, Treasurer and Chief Accounting Officer
Cathleen M. Hrtanek	37	Secretary

*As of January 1, 2014

Bernard J. Michael has been an independent director since September 2014. Mr. Michael is a managing partner and founding member of AWH Partners, LLC, a privately held real estate investment, development and management firm formed by alumni of The Blackstone Group and The Related Companies. Since 2010, AWH has completed in excess of $400 million of hotel investments, and are managing or have completed hotel redevelopment projects totaling more than $100 million. In early 2012, AWH acquired Lane Hospitality, which it rebranded as Spire Hospitality, a top-tier national hospitality platform formed in 1980.

Mr. Michael has over 25 years of experience as a real estate attorney working on sophisticated real estate transactions across all asset classes for some of the world's largest property owners, developers and lenders. Prior to founding AWH Partners, Mr. Michael was the founder and senior partner of Michael, Levitt & Rubenstein, LLC, a law firm focusing on real estate sales, acquisitions, development, leasing and financing. Mr. Michael and his team worked on some of the largest transactions in New York City, including the development of Time Warner Center and the Hudson Yards projects for The Related Companies. In addition, Mr. Michael and his firm represented developers on major multi-family, retail, office and hospitality projects in China, Saudi Arabia, and in most major cities across the United States.

Prior to forming Michael Levitt, Mr. Michael was a partner in the Real Estate Group at Proskauer Rose, LLP. Prior to that Mr. Michael was an attorney at Weil, Gotschal & Manges and Shea & Gould.

Mr. Michael is a graduate of Brown University and New York University School of Law. He is the father of three daughters and currently lives in New Rochelle, NY.

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Mitchell A. Sabshon has served as a director since September 2014, as our chief executive officer since April 2014 and as a director of our Business Manager since November 2013. Mr. Sabshon is also currently the chief executive officer, president and a director of IREIC, positions he has held since late 2013. Mr. Sabshon has also served as a director of IPCC since September 2013 and a director of Inland Securities Corporation since January 2014. Prior to joining IREIC in August 2013, Mr. Sabshon served as executive vice president and chief operating officer of Cole Real Estate Investments, Inc. from November 2010 to June 2013. In this role, he was responsible for finance, asset management, property management, leasing and high yield portfolio management. He also worked on a broad range of initiatives across the Cole Real Estate Investments organization, including issues pertaining to corporate and portfolio strategy, product development and systems. Prior to joining Cole Real Estate Investments in November 2010, Mr. Sabshon served as managing partner and chief investment officer of EndPoint Financial LLC, an advisory firm providing acquisition and finance advisory services to equityinvestors, from 2008 to 2010. Mr. Sabshon was a licensed person with The OBEX Group from April 2009 through November 2009. Mr. Sabshon served as chief investment officer and executive vice president of GFI Capital Resources Group, Inc., a national owner-operator of multifamily properties, from 2007 to 2008. Prior to joining GFI, Mr. Sabshon served with Goldman Sachs & Company from 2004 to 2007 and from 1997 to 2002 in several key strategic roles, including president and chief executive officer of Goldman Sachs Commercial Mortgage Capital and head of the Insurance Client Development Group. From 2002 to 2004, Mr. Sabshon was executive director of the U.S. Institutional Sales Group at Morgan Stanley. Mr. Sabshon held various positions at Lehman Brothers Inc. from 1991 to 1997, including as senior vice president in the Real Estate Investment Banking Group. Prior to joining Lehman Brothers, Mr. Sabshon was an attorney in the Corporate Finance and Real Estate Structured Finance groups of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Sabshon received his J.D. from Hofstra University School of Law and a B.A. from George Washington University.

The following disclosure supersedes and replaces the corresponding disclosure in the section of Supplement No. 8 captioned “Management – Inland Affiliated Companies,” which begins on page S-15 and ends on page S-16.

Inland Affiliated Companies

Our sponsor, Inland Real Estate Investment Corporation, or IREIC, is an affiliate of The Inland Real Estate Group, Inc., or “TIREG,” which is wholly owned by The Inland Group, Inc. The first Inland entity was formed by a group of Chicago schoolteachers in 1967, and incorporated the following year. TIREG and its affiliates are still centered in the Chicago metropolitan area. Over the past forty years, TIREG’s affiliates have experienced significant growth and now make up a fully-integrated group of legally and financially separate companies that have been engaged in diverse facets of real estate providing property management, leasing, marketing, acquisition, disposition, development, redevelopment, renovation, construction, finance, investment products and other related services. IREIC, our Business Manager and TIREG are part of The Inland Real Estate Group of Companies, Inc.

The Inland Real Estate Group of Companies was the 2009 and 2014 winner, in the category including 1,000+ employees, of the annual Torch Award for Marketplace Ethics, awarded by the Better Business Bureau serving Chicago & Northern Illinois (the “BBB”). The award is given to companies that the BBB identifies as exemplifying ethical business practices. We note, however, that these rankings do not indicate, and should not be relied upon as to, how we may perform in the future.

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As of June 30, 2014, Inland affiliates or related parties had raised more than $20 billion from investment product sales to over 480,000 investors, many of whom have invested in more than one product. Inland has sponsored 671 programs, including 655 private limited partnerships, limited liability companies and Delaware statutory trusts, 10 public limited partnerships and six non-listed REITs as of June 30, 2014.

As of June 30, 2014, Inland affiliates or related parties cumulatively had 1,484 employees, owned properties in forty-nine states and managed assets with a book value exceeding $16.1 billion. As of June 30, 2014, Inland was responsible for managing approximately 63.8 million square feet of commercial properties located in forty-eight states, as well as 11,557 multifamily units. IREA, another affiliate of IREIC, has extensive experience in acquiring real estate for investment. Over the years, through IREA and other affiliates, Inland has acquired more than 3,363 properties.

As of June 30, 2014, IREIC or its subsidiaries were the general partner of limited partnerships and the general manager of limited liability companies which owned in excess of 1,035 acres of pre-development land in the Chicago area, as well as over 1.3 million square feet of real property.

Inland Institutional Capital Partners Corporation specializes in identifying institutional joint ventures and large scale investment opportunities for the real estate companies and REITs that are part of The Inland Real Estate Group of Companies, Inc. Since 2005, Inland Institutional Capital Partners has facilitated the completion of transactions with a value in excess of $10.5 billion. Inland Institutional Capital Partners is an SEC registered investment advisor and is adviser to the Inland Retail Property Fund, L.P.

Inland Real Estate Brokerage & Auctions, Inc., since 2000, has completed more than $1.25 billion in commercial real estate sales and leases and has been involved in the sale of more than 8,500 multifamily units and the sale and lease of over 130.0 million square feet of commercial property. As of June 30, 2014, another Inland affiliate, Inland Mortgage Brokerage Corporation, had originated more than $21.1 billion in financing including loans to third parties and affiliated entities. Another affiliate, Inland Commercial Mortgage Corporation, had originated more than $2.05 billion in financing as of June 30, 2014. As of June 30, 2014, Inland Mortgage Servicing Corporation serviced a loan portfolio with a face value equal to approximately $3.6 billion.

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PRINCIPAL STOCKHOLDERS

The following disclosure supersedes and replaces the corresponding disclosure in the section of Supplement No. 2 captioned “PRINCIPAL STOCKHOLDERS,” on page S-9.

Stock Owned by Certain Beneficial Owners and Management

The following table sets forth information as of September 11, 2014 regarding the number and percentage of shares beneficially owned by each director, each executive officer, all directors and executive officers as a group, and any person known to us to be the beneficial owner of more than 5% of our outstanding shares of common stock. Beneficial ownership includes outstanding shares and shares which are not outstanding that any person has the right to acquire within sixty days after the date of this table. Except as indicated, the persons named in the table have sole voting and investing power with respect to all shares beneficially owned by them.

Name and Address of Beneficial Owner (1)	Amount and Nature of Beneficial Ownership (2)	Percent of Class
Daniel L. Goodwin, Director and Chairman of the Board (3)	254,998	*
Lee A. Daniels, Independent Director (4)	3,544	*
Stephen Davis, Independent Director (5)	2,100	*
Gwen Henry, Independent Director (6)	543	*
Bernard J. Michael, Independent Director	-	-
Mitchell A. Sabshon, Director and Chief Executive Officer (7)	10,213	*
JoAnn M. McGuinness, Director and President (8)	4,545	*
Catherine L. Lynch, Chief Financial Officer (9)	1,586	*
Roberta S. Matlin, Vice President (10)	899	*
David Z. Lichterman, Vice President, Treasurer and Chief Accounting Officer (11)	2,930	*
Cathleen M. Hrtanek, Secretary (12)	556	*
All Directors and Officers as a group (11 persons)	281,914	1.0%

* Less than 1%

(1) The business address of each person listed in the table is c/o Inland Real Estate Income Trust, Inc., 2901 Butterfield Road, Oak Brook, Illinois 60523.

(2) All fractional ownership amounts have been rounded to the nearest whole number.

(3) Mr. Goodwin shares voting and dispositive power with his wife over 13,889 shares. Mr. Goodwin’s beneficial ownership includes 241,109 shares directly owned by the Goodwin 2012 Descendants Trust pursuant to which his wife, Carol Goodwin, as trustee has sole voting and investment power over the shares.

(4) Mr. Daniels has sole voting and investment power over all of the shares that he beneficially owns.

(5) Mr. Davis has sole voting and investment power over all of the shares that he beneficially owns.

(6) Ms. Henry shares voting and dispositive power with her husband over all of the shares that they own.

(7) Mr. Sabshon shares voting and dispositive power with his wife over all of the shares that they own.

(8)  Ms. McGuinness has sole voting and investment power over all of the shares that she beneficially owns.

(9)  Ms. Lynch shares voting and dispositive power with her husband over all of the shares that they own.

(10) Ms. Matlin has sole voting and investment power over all of the shares that she beneficially owns.

(11) Mr. Lichterman has sole voting and investment power over all of the shares that he beneficially owns.

(12) Ms. Hrtanek has sole voting and investment power over all of the shares that she beneficially owns.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 182 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of September 8, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	27,757,741.225	275,562,503	25,435,933	250,126,570

Shares sold pursuant to our distribution reinvestment plan:	354,843.092	3,371,009	–	3,371,009

Shares purchased pursuant to our share repurchase program:	(5,815.082)	(53,509)	–	(53,509)
Total:	28,126,769.235	279,080,003	25,435,933	253,644,070

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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